centrica

taking care of the essentials

RECEIVED

82-4578

2005 FEB 22 A 9:

FAX MESSAGE

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	14 February, 2005
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recip[redacted]r delivering it to the intended recipient, you are not authorised to a[redacted]ribute, or retain this message or any part of it.

05005879

Please find following a Stock Exchange Announcement recently released.

Secretariat

PROCESSED

FEB 2 3 2005

THOMSON FINANCIAL

2/23

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica
taking care of the essentials

14 February, 2005

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494223
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Share Buy-Back – 10th February 2005

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Regulatory Announcement

Go to market news section | Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:04 10-Feb-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 10 February 2005 it purchased for cancellation 910,000 of its ordinary shares at a price of 239.3056p per share from Morgan Stanley & Co. International Limited.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jon Bathard-Smith	Morgan Stanley & Co. International Limited	020 7425 8000

END

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	11 February, 2005
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

11 February, 2005

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494223
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

Centrica agrees first coal-indexed power purchase agreement

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

February 11, 2005

Centrica agrees first coal-indexed power purchase agreement

Centrica plc today announced it has agreed its first coal-indexed power purchase agreement, which will see International Power supplying a daily 250MW volume of peak electricity to British Gas, commencing in October 2005.

The agreement, which will run for three years, is in line with Centrica's aim of bringing greater diversity to its power portfolio by including coal indexation.

The price paid under the contract, which will deliver around 2.34TWh over the term, will be directly indexed to international coal prices.

Jake Ulrich, Managing Director of Centrica Energy, said: "As the UK's leading domestic electricity supplier, our British Gas business will benefit from this agreement which further diversifies the range of sources from which we procure our power.

"This is the first step in our strategy to increase the link between our input costs and coal pricing and we expect to consider other similar opportunities going forward."

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

centrica

taking care of the essentials

RECEIVED

2005 FEB 22 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	8 February, 2005
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	4

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

taking care of the essentials

8 February, 2005

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494223
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Share Buy-Backs – 31st January & 1st February 2005

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Regulatory Announcement

Go to market news section

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:03 31-Jan-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 31 January 2005 it purchased for cancellation 1,613,000 of its ordinary shares at a price of 233.6659p per share from Morgan Stanley & Co. International Limited.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jon Bathard-Smith	Morgan Stanley & Co. International Limited	020 7425 8000

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:03 31-Jan-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 31 January 2005 it purchased for cancellation 1,613,000 of its ordinary shares at a price of 233.6659p per share from Morgan Stanley & Co. International Limited.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jon Bathard-Smith	Morgan Stanley & Co. International Limited	020 7425 8000

END